Exhibit 99.1

Volvo celebrates 80th anniversary

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 13, 2007--On April 14 this year, it will be exactly 80 years since the first Volvo car, the Volvo OV4, rolled off the production line at the plant in Hisingen, Goteborg. Meanwhile, Volvo (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) has developed into both a global manufacturer of commercial vehicles and a world-leading carmaker. Volvo's founders were convinced that the company's products had to be safe if Volvo was to make the grade as a vehicle manufacturer and 80 years of successful operations has proved the correctness of this approach.

A modest start Back in the 1920s, business conditions for the hundreds of car manufacturers around the world were far from favourable. The world economy was only just beginning to recover after the war. Many of the smaller independent car manufacturers could not make ends meet, and were forced out of business. However, Volvo's founders, Assar Gabrielsson and Gustaf Larson were not to be deterred.

Determined to get a Swedish car industry under way, the two entrepreneurs, both of whom had backgrounds at the Swedish ball-bearing manufacturer, SKF, set to work. They would build their first cars according to a unique concept -simplicity rather than complexity, quality rather than low price, and a construction based on own components rather than purchased components.

Their efforts paid off. The first car, the OV4, came off the production line in Gothenburg, Western Sweden, in April 1927. However, the car was not a major success, as it was an open-roof model, and not ideal for the cold Swedish climate. Gabrielsson and Larson had more success with their first truck, the LV1, which left the factory a year later.

By the end of the 1920's, Volvo began exporting its vehicles, initially to Sweden's neighbouring country, Finland.

The 1930s - Volvo continues to grow If Volvo got off to a modest start in the 1920s, it made up for it in the 1930s. One success followed the other, and the Volvo brand became known in places far away from the factory on the island of Hisingen in Gothenburg.

After the first passenger car from 1927 and the first truck in 1928, Volvo followed with a bus, the 'B1', which was presented in 1934. It received great acclaim, but sales never really took off. It was not until 1936, when Volvo introduced its new omnibus models, that sales volumes really began to increase.

After just a few years, Volvo had established itself as the leading truck brand in Sweden. Several thousand trucks were now being sold each year, and production capacity was gradually increased.

Probably the most important event during the 1930's for Volvo was its acquisition of the Penta plant in Skovde, Sweden, which was founded as far back as 1907. With Penta, Volvo gained control of both development, production and quality control of engines for all its products.

The 1940's - a new start For Volvo, the 1940's were, of course, very much influenced by the Second World War. Even while supplying the Swedish defence forces with vehicles and the civil population with wood gas generators, Volvo continued to look to the future, and to develop products which would provide post-war customers with top-class products.

Volvo continued to make strategic acquisitions during the 1940's. When it acquired Svenska Flygmotor (now known as Volvo Aero) in Trollhattan, north of Gothenburg, in 1941, Volvo gained access not only to a completely new range of products, but also to high technology competence which would be of great benefit to the other companies in the growing Volvo Group.

In the following year, 1942, Volvo took over Kopings Mekaniska Werkstad, thereby gaining control over its gearbox production as well as its engine production.

The biggest event of the 1940's for Volvo was without a doubt the Stockholm Fair in 1944. The new passenger car, the PV444 was introduced, along with the first diesel truck, the first diesel bus and the first tractor, a T41. All four products would ensure that Volvo was firmly placed as a leading vehicle manufacturer, not just in Sweden, but in the whole world.

Up until now, Volvo's success was mainly due to its commercial vehicle range, but the passenger car business was becoming more and more successful.

The 1950's During the 1950's, Volvo reaped the benefits of the investments it had been making. A broadening range of new products continued to attract new groups of customers.

In 1950, it acquired Bolinder-Munktell (a company which dated back to 1832), an investment which would give a good return and which would turn Volvo into the "engine" of modernisation of Swedish agriculture.

Volvo/Bolinder-Munktell presented its first construction vehicle in 1954. The revolutionary truck known as Titan (with turbo engine) and the L420 Snabbe (with a Volvo-designed front-driven steel cab and powerful V8 engine), along with the mid-engine bus B655 strengthened Volvo's dominance in the commercial vehicle segment. The PV445 Duett, P1200 Amazon and PV544 passenger cars met with immediate success both "at home" in Sweden and around the world, not least in North America, which would soon become the biggest passenger car market for Volvo.

The new truck factory 'Spetsbagen' on the island of Hisingen in Gothenburg (1953) provided the company with the production capacity it now desperately needed in order to supply the ever-increasing number of customers with commercial vehicles of high quality.

During the final years of the 1950's, Volvo Penta presented not only the unique, direct injection diesel engine, the MD1, but also the revolutionary Acquamatic. These products brought Volvo to the forefront of the marine engine industry.

During the 1950's, Volvo began to concentrate on improving the safety aspect of its vehicles. In 1959, Volvo became the first car manufacturer in the world to make 3-point seat belts a standard feature in all its passenger cars.

The 1960's Before the Second World War, Volvo had manufactured largely for the Scandinavian markets. In the 1960's, Volvo decided it was time to expand its horizons further afield. In 1965, a truck and car assembly plant was opened in Gent, Belgium. Volvo began its global expansion in earnest, opening a new passenger car factory in Kuala Lumpur, Malaysia in 1968. During the following years, many more assembly plants would be opened in other locations around the world.

Production capacity at home, however, was also increased. In 1963-64 a new factory was opened in Gothenburg, in an area called Torslanda on the island of Hisingen. In the new factory, production of passenger cars and commercial vehicles was completely separate.

Product-wise, the 1960's saw several revolutionary years. The "System 8" truck range (1965), the new "B50 series" buses (1966) and the 144 passenger car (1966) were among the safest and most economical vehicles in their segments.

The 1970's In the 1970's, Volvo' set about carrying its core values of quality, safety and care for the environment into not only its production facilities, but also its products.

The VESC, "Volvo Environmental Safety Car", and the F10/F12/Globetrotter truck series brought Volvo to the forefront in the areas of quality, safety and environment.

The 1980's At the beginning of the 1980's, Volvo was essentially a European company with a certain amount of sales outside of Europe. However, during the 1980's, Volvo was to become truly global. With the acquisition of the US truck manufacturer, White Motor Corporation, and great progress in North America, South America, Asia and Australia,
Volvo was slowly but surely becoming one of the world's leading truck manufacturers and a significant niche player in the passenger car business. Some examples of comfortable, safe Volvo products from the 1980's were the 760GLE passenger car (1982), the C10M tourist bus (1984) and the FL6, FL7 and FL10 truck series (1985).

Volvo strengthened its position as a leading manufacturer of construction equipment when it joined forces with an American company to build Volvo Michigan Euclid. Today the company is known as Volvo Construction Equipment and is one of the major players in the construction equipment industry, with a broad range of products and dealers all over the world.

The 1990's During the 1990's, Volvo's vehicle range became more and more modern, efficient and environmentally-friendly. Volvo continued to make strategic acquisitions in the both the construction equipment and bus chassis areas.

Examples of some of the new products launched during the 1990's were the new generation of trucks (FH12/FH16, VN, FM7/FM10/FM12, NH12, where all models shared a "global product platform", along with a wide range of busses with rear-mounted engines.

In 1998, Volvo launched the S80 passenger car to great acclaim. Shortly afterwards, in the spring of 1999, Volvo divested Volvo Car Corporation to the Ford Motor Company, claiming that Ford would be in a better position to provide VCC with the "significant investments required in both the development of new car generations and in distribution", and that VCC's future prospects would, by being an important part of one of the world's largest and most profitable automotive groups, improve considerably. Three years on, Volvo Cars is an integral part of the Premier Automotive Group within the Ford Motor Company, and has indeed gone from strength.

By the end of the 1990's, Volvo had established a strong foothold in Asia. Volvo trucks, buses and construction equipment were being assembled in India, Thailand, Malaysia, Saudi Arabia, to name but a few Volvo Construction had successfully completed the acquisition of Samsung of Korea, and the integration of the company into the Volvo Group.

21st century During the early years of the third millennium, Volvo Group has strengthened its position as a world-leading manufacturer of commercial vehicles, construction equipment, marine and industrial engines and services and products for the aerospace industry. Products have been launched on a regular basis by all Volvo companies and several innovative solutions have been presented. Volvo Penta's launch of the IPS (Inboard Performance System) system has revolutionized the boat industry and the Volvo Group's unique hybrid solution for heavy vehicles has attracted considerable attention.

Volvo has continued its rapid growth and the early part of the 21st century has been characterized by several acquisitions. On January 2, 2001, the Volvo Group became Europe's largest and the world's second largest manufacturer of heavy trucks as a result of the acquisition of Renault V.I., with such makes as Renault and Mack. Both of these truck manufacturers are now well integrated into the Group and access to considerable and coordinated resources has enabled them to launch new and improved products, specifically adapted to the unique needs of their various customers. Volvo Trucks has continued to grow in the global market and to date in the 21st century has renewed its entire product offering.

Volvo Construction Equipment's development into a more global and complete manufacturer started during the 1990s and has continued into the current decade. The company has now cemented a position as the world's third largest manufacturer of construction equipment. At the beginning of 2007, the American company Ingersoll Rand's division for highway construction equipment and Lingong, a Chinese manufacturer of wheel loaders, were acquired. The latter transaction made Volvo CE the world's largest manufacturer of wheel loaders.

A few months later, the Volvo Group completed a strategically important transaction in Asia - the acquisition of the Japanese truck maker Nissan Diesel. This gave the Volvo Group a presence in Asia similar to that developed in North America and Europe.

In the engine area, the 21st century has entailed a comprehensive shift. A total of 18 engine families have become two, and the Volvo Group is now the world's largest manufacturer of heavy diesel engines, offering the world's most modern engine program. The new family of heavy engines satisfies all of the known emission requirements that will gradually become effective up to 2014. As a result of the high growth rate, the Volvo Group has become Sweden's largest company by far, with nearly 100,000 employees worldwide and sales of nearly SEK 300 billion.

For Volvo Cars, the 21st century has been characterized by aggressive launches of new cars and expansion into new segments. The greatest success to date has been the introduction of the XC90 SUV model. Ford Motor Company's ownership resulted in economies of scale and new technologies that formed the foundation for the development of the S40, V50, S80 and most recently the third generation V70 and XC70 models. Volvo Cars made a further aggressive move in 2006, through the introduction of the compact and youthful Volvo C30.

The company has also excited the market through a number of successful concept cars, of which the Safety Concept Car (SCC) and Your Concept Car (YCC) have attracted most attention. The latter car was designed by a completely female project management. The XC60 concept is the latest in a line of concept cars indicating Volvo Cars' new design orientation.

Volvo Cars is a wholly owned subsidiary of Ford Motor Company and currently has approximately 25,500 employees in various parts of the world.

April 13, 2007

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CONTACT: AB Volvo
Marten Wikforss, +46-31-66 11 27
or
Volvo Cars
Christer Gustafsson, +46 31-59 65 25